Exhibit 1

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Public-Held Company

NOTICE TO THE MARKET

Call for General Shareholders Meeting of Portugal Telecom to approve the execution of the Purchase and Sale Agreement of PT Portugal by Oi

Oi S.A. (“Oi,” Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), in accordance with the Material Facts disclosed on November 30, 2014 and December 8 and 9, 2014, informs its shareholders and the market in general that it has learned that Portugal Telecom, SGPS, S.A. (“PT SGPS”) called, on this date, a general shareholders meeting of PT SGPS, to be held on January 12, 2015, to deliberate regarding the general terms and conditions of the purchase and sale agreement for the shares of PT Portugal, SGPS, S.A. (“PT Portugal”), executed by Oi and Altice S.A. on December 9, 2014.

Rio de Janeiro, December 11, 2014.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive and Financial Officer and Investor Relations Officer